UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                                (AMENDMENT NO.1)*

                      Metromedia International Group, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    591689104
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                       (Continued on the Following Pages)

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Black Horse Capital LP

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             3,550,018

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             3,550,018

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,550,018

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             3.8%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Black Horse Capital (QP) LP

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

            1,058,311

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             1,058,311

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,058,311

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             1.1%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Black Horse Capital Offshore Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             815,274

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             815,274

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             815,274

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.9%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Black Horse Capital Management LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             4,608,329

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             4,608,329

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,608,329

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          4.9%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Black Horse Capital Advisors LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             815,274

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             815,274

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             815,274

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.9%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Dale Chappell

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             5,423,603

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             5,423,603

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,423,603

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.7%

12.     TYPE OF REPORTING PERSON*

             IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Brian Sheehy

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             43,600

6.      SHARED VOTING POWER

             5,423,603

7.      SOLE DISPOSITIVE POWER

             43,600

8.      SHARED DISPOSITIVE POWER

             5,423,603

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,471,352

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.8%

12.     TYPE OF REPORTING PERSON*

             IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed pursuant to Rule 13d-2(b) promulgated under the Securities Exchange Act of 1934, as amended, with respect to the shares of common stock (the "Common Stock") of Metromedia International Group, Inc. (the "Issuer") beneficially owned by the Reporting Persons identified below as of February 2, 2005, and amends and supplements the Schedule 13G originally filed November 4, 2005 (collectively, the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are: Black Horse Capital LP, a Delaware limited partnership ("Domestic Fund"), Black Horse Capital (QP) LP, a Delaware limited partnership ("QP Fund"), Black Horse Capital Offshore Ltd., a Cayman Islands exempt company ("Offshore Fund"), Black Horse Capital Management LLC , a Delaware limited liability company ("BH Management"), Black Horse Capital Advisors LLC, a Delaware limited liability company ("BH Advisors"), Dale Chappell, a United States citizen ("Mr. Chappell") and Brian Sheehy, a United States citizen. The Domestic Fund, QP Fund, Offshore Fund, BH Management, BH Advisors, Mr. Chappell and Mr. Sheehy shall be collectively referred to herein as the "Reporting Persons."

ITEM 4.         OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          The Domestic Fund beneficially owns 3,550,018 shares of Common Stock comprised of: (i) 3,187,787 shares of Common Stock and (ii) convertible preferred stock of the Issuer (the "Preferred Stock") convertible into 362,231 shares of Common Stock.

          The QP Fund beneficially owns 1,058,311 shares of Common Stock comprised of: (i) 949,730 shares of Common Stock and (ii) Preferred Stock convertible into 108,581 shares of Common Stock.

          The Offshore Fund beneficially owns 815,274 shares of Common Stock comprised of: (i) 729,120 shares of Common Stock and (ii) Preferred Stock convertible into 86,154 shares of Common Stock.

          BH Management beneficially owns the shares held by the Domestic Fund and QP Fund. BH Advisors beneficially owns the shares of Common Stock held by the Offshore Fund.

          Mr. Chappell and Mr. Sheehy are each deemed to beneficially own the 5,423,603 shares of Common Stock owned by BH Management and BH Advisors.

          Mr. Sheehy also beneficially owns an additional 47,750 shares of Common Stock that he owns personally comprised of: (i) 43,600 shares of Common Stock and (ii) Preferred Stock convertible into 4,150 shares of Common Stock.

          Collectively, the Reporting Persons beneficially own 5,471,352 shares of Common Stock.

     (b)  Percent of Class:

          Domestic Fund beneficially owns 3,550,018 shares of Common Stock representing 3.8% of the outstanding Common Stock.

          QP  Fund   beneficially   owns   1,058,311   shares  of  Common  Stock
          representing 1.1% of the outstanding Common Stock.

          Offshore Fund beneficially owns 815,274 shares of Common Stock representing 0.9% of the outstanding Common Stock.

          BH Management beneficially owns 4,608,329 shares of Common Stock held by the Domestic Fund and QP Fund representing 4.9% of the outstanding Common Stock.

          BH Advisors beneficially owns 815,274 shares of Common Stock held by the Offshore Fund representing 0.9% of the outstanding Common Stock.

          Mr. Chappell beneficially owns the 5,423,603 shares of Common Stock collectively owned by BH Management and BH Advisors representing 5.7% of the outstanding Common Stock.

          Mr. Sheehy beneficially owns the the 5,423,603 shares of Common Stock collectively owned by BH Management and BH Advisors, and an additional 47,750 shares of Common Stock that he personally owns, representing 5.8% of the outstanding Common Stock.

          The Reporting Persons collectively beneficially own 5,471,352 shares of Common Stock representing 5.8% of the outstanding Common Stock.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                Mr. Sheehy has the sole power to vote or direct the vote of the 47,750 shares of Common Stock personally owned by him.

          (ii)  Shared  power to vote or to direct  the vote of shares of Common
                Stock:

                Domestic Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 3,550,018 shares of Common Stock beneficially owned by the Domestic Fund.

                QP Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 1,058,311 shares of Common Stock beneficially owned by the QP Fund.

                Offshore Fund, BH Advisors, Mr. Chappell and Mr. Sheehy have the shared power to vote or direct the vote of 815,274 shares of Common Stock beneficially owned by the Offshore Fund.

          (iii) Sole power to dispose or to direct the disposition of shares of Common Stock:

                Mr. Sheehy has the sole power to dispose or to direct the disposition of the 47,750 shares of Common Stock personally owned by him.

          (iv) Shared power to dispose or to direct the disposition of shares of Common Stock:

                Domestic Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 3,550,018 shares of Common Stock beneficially owned by the Domestic Fund.

                QP Fund, BH Management, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 1,058,311 shares of Common Stock beneficially owned by the QP Fund.

                Offshore Fund, BH Advisors, Mr. Chappell and Mr. Sheehy have the shared power to dispose or to direct the disposition of the 815,274 shares of Common Stock beneficially owned by the Offshore Fund.

ITEM 10.   CERTIFICATION.

     By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 13, 2006

                          BLACK HORSE CAPITAL LP
                          By: Black Horse Capital Management LLC
                              As General Partner


                              By: /s/ Dale Chappell
                                  ------------------------------
                                      Dale Chappell, Managing Member


                          BLACK HORSE CAPITAL (QP) LP
                          By: Black Horse Capital Management LLC
                              As General Partner


                              By: /s/ Dale Chappell
                                  ------------------------------
                                      Dale Chappell, Managing Member


                          Black Horse Capital Offshore Ltd.


                          By: /s/ Dale Chappell
                              -----------------------
                                  Dale Chappell, Director


                          BLACK HORSE CAPITAL MANAGEMENT LLC


                          By: /s/ Dale Chappell
                              ------------------------------
                                  Dale Chappell, Managing Member


                          BLACK HORSE CAPITAL ADVISORS LLC


                         By: /s/ Dale Chappell
                             ------------------------------
                                 Dale Chappell, Managing Member



                          /s/ Dale Chappell
                          -----------------------------
                              Dale Chappell


                          /s/ Brian Sheehy
                          -----------------------------
                              Brian Sheehy